March 30, 2007

United States
Securities and Exchange Commission
Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, DC 20549

Re:	Advaxis, Inc.
Form 10-K for Fiscal Year Ended October 31, 2006
Filed on February 13, 2007
File No. 000-28489

Dear Mr. Rosenberg:

Per your request the Company’s responses to the comments in your letter dated February 23, 2007 concerning Advaxis, Inc. Form 10-K for fiscal year ended October 31, 2006 are as follows:

Accounting Policies:

1.
“Clarify for us as proposed disclosure if you capitalize all costs related to acquiring patents or only those costs where a patent is obtained. If you capitalize all costs, indicate how you account for capitalized costs when the patent is not granted. Tell us if you have written off any costs related to patents not obtained in the years presented or if any costs capitalized at October 31, 2006 relate to patents that were not obtained. If patents pending are material, disclose those amounts separately from patents held. Disclose the nature of the licenses capitalized and explain why it is appropriate to capitalize the costs rather than expense them as research and development as incurred.”

Response:

Advaxis, Inc. (the “Company”) has historically capitalized the costs for patent expenditures (for patents granted and pending) and all License cost under the license agreement (Agreement) with the University of Pennsylvania (Penn). The Company writes-off any capitalized cost related to patent or patent applications that are abandoned or do not support subsequent patent filings. The Company has not abandoned any of its patents and patent applications that would materially affected the future value of its patents.

In terms of breaking down the assets between patents issued and pending, the Company was not able to provide that breakdown given that all historical and current patent cost information was recorded by the law firms and Penn as a docket and that a docket includes both issued and pending patents as well as patent application’s in process. It believes a reasonable estimate of the patent pending assets can be determined based on the age of the docket and number of patents pending versus issued within a docket therefore the total value of all patents pending is $555,000 out of $976,000 gross intangible assets.

In the patent asset category the Company recorded $490,893 as capitalized patent expenditures. This asset is amortized over 20 years based on the life of the agreement. All of the historical and current costs are summarized by docket number and not by patent or patent application. A docket refers to a subject on which a patent application or applications are filed. A docket number can contain several applications, usually related. Sometimes related applications are assigned to more than one docket number-if, for example, the inventor lists are not identical. Thus a summary by patent number is not available. However, if a docket is abandoned or a portion of a docket is abandoned a reasonable estimate can be made to value the impairment and to write down the asset.

In the License category the Company recorded $485,123 as an asset with Penn amounting to $482,000 and the University of California amounting to $3,123. The License and Patent assets are amortized over 20 years based on the life of the agreement. This license agreement supports the Company’s efforts to commercialize the entire Listeria System for cancer vaccines and that is why it is capitalized.

The determination to capitalize our patents and licenses and why they should be capitalized, is based on management’s assessment of the ultimate recoverability of the amounts paid and the potential for alternative future uses. All capitalized license costs and patent costs represent the value assigned to the 20-year exclusive worldwide license with Penn. Advaxis, Inc. is a Biotech company engaged in the attempt to commercialize a safe and effective cancer vaccine (s) that utilizes multiple mechanisms of immunity. The Company uses a Listeria System licensed from Penn to secrete a protein sequence containing a tumor-specific antigen. Using the Listeria System the Company believes it can force the body’s immune system to attack the cancer. Thus the Company believes the Listeria System to be a broadly enabling platform technology that can be applied to many types of cancer. The patents form a web of support, each contributing to add value. The Company is in a phase I clinical study and as it gains new information, the asset portfolio will be further analyzed for any impairment.

Exhibit A. hereto contains our draft of the disclosure language under footnote # 1 Critical Accounting Policies and the footnote # 3. Intangible Assets: for inclusion in all future filings.

2.
“Form SB-2 File No. 333-122504 filed in 2005 states that trademarks are being amortized over 15 years and patents are being amortized over 17 years. Please justify to us the change in life to 20 years.”

Response:

The information on the SB-2 filed in 2005 referred to above was misstated and corrected and amended on March 9, 2006. All subsequent filings have reflected the proper amortization period of 20 years.

Exhibit 31.1

Certification - Pursuant to Section 301 of the Sarbanes Oxley Act of 2002

3.	“Please amend your filing and revise this Exhibit and Exhibit 31.2 so that their language is exactly the same as the language required by Item 601(b)(31) of Regulation S-B.”

Response:

Per your request, on March 6, 2007, we amended the filings related to the Exhibit 31.1 and 31.2.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me.

Sincerely,

/s/ Fred Cobb
Fred Cobb
Vice President Finance, Principal Financial Officer

c:	Ibolya Ignat, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant

Exhibit A.
CRITICAL ACCOUNTING POLICIES:

Intangible assets consist primarily of the Penn license agreement costs ($485,123), as well as legal and filing costs associated with obtaining trademarks ($74,948) and patents ($490,893). Capitalized license and patent costs represent the value assigned to the Company’s 20-year exclusive worldwide license with the Penn. The value of the license and patents are based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license includes the exclusive right to exploit 11 issued and 15 pending patents as well as the option to license new inventions developed in Dr. Paterson’s laboratory. Management exercised its rights under the Penn Agreement to gain the exclusive rights of up to eighteen additional inventions and intends to fund research at Dr. Paterson’s laboratory to exploit the findings of future inventions. As of October 31, 2006, capitalized costs associated with patents filed and granted approximately $421,000 and the costs associated with patents pending or in the application process are $555,000. The expirations of existing patents range from 2014 to 2020. Capitalized costs associated with patent applications that are abandoned (none of a material nature as of October 31, 2006) are charged to expense when the determination is made not to pursue the application or it has no future value. There have been no patent applications abandoned and charged to expense in the current or prior years that were material in value. Amortization expense for Trademarks, licensed technology and capitalized patent cost is included in general and administrative cost and are amortized over 20 years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the difference between the net book value of the asset and its estimated fair value.

3. INTANGIBLE ASSETS:

Intangible assets consist of trademarks, patents, and licenses that are amortized on a straight-line basis over their remaining useful lives, which are estimated to be twenty years. Capitalized license and patent costs represent the value assigned to the Company’s 20 year exclusive worldwide license with the University of Pennsylvania, based on management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future uses. This license includes the exclusive right to exploit 11 issued and 15 pending patents as well as the option to license new inventions developed in Dr. Paterson’s laboratory. Management exercised its rights under the Penn Agreement to gain the exclusive rights of up to eighteen additional inventions and intends to fund research at Dr. Paterson’s laboratory to exploit the findings of future inventions. As of October 31, 2006, capitalized costs associated with patents filed and granted approximately $421,000 and the costs associated with patents pending or in the application process are $555,000. The expirations of existing patents range from 2014 to 2020. Capitalized costs associated with patent applications that are abandoned (none of a material nature as of October 31, 2006) are charged to expense when the determination is made not to pursue the application or it has no future value. There have been no patent applications abandoned and charged to expense in the current or prior years that were material in value. Amortization expense for Trademarks, licensed technology and capitalized patent cost is included in general and administrative cost and are amortized over 20 years.

Intangible assets consist of the following at October 31, 2006:

Trademarks	$74,948
Patents	490,893
License	485,123
Less: Accumulated Amortization	(94,555)

$956,409

As of October 31, 2006, the estimated annual amortization expense for patents, licenses and trademarks for each of the succeeding five years total $262,740 as follows:

Year ending October 31,
2007	$52,548
2008	52,548
2009	52,548
2010	52,548
2011	52,548

Amortization expense of intangibles amounted to $45,068 and $33,669 for the years ended October 31, 2006 and 2005, respectively.